SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

Commission File Number: 000-30540

GIGAMEDIA LIMITED

122 TunHua North Road, 14th Floor

Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  [ x ]        Form 40-F  [    ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  [    ]        No  [ x ]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-            .)

GIGAMEDIA LIMITED is filing under cover of Form 6-K:

Contents
1.	Press release announcing GigaMedia Second Quarter 2005 Financial Results (attached hereto as Exhibit 99.1).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited
(Registrant)

Date: September 9, 2005	By:	/s/ Thomas T. Hui
(Signature)
	Name:	Thomas T. Hui
	Title:	Chief Financial Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 3518-1107
brad.miller@gigamedia.com.tw

GigaMedia:

Q2 Net Profit Up 119% Year-over-Year;

Up 20% Quarter-over-Quarter

Highlights of 2Q05 Results

•	Solid overall financial results despite losses in music distribution business

•	Entertainment software business building momentum; delivers good revenue growth and increased profitability despite traditional seasonal downturn

•	Consolidated revenues of $21.9 million

•	Consolidated EBITDA[1] of $2.8 million

•	Consolidated net income of $1.2 million, or $.02 per share

•	Cash, cash equivalents and marketable securities-current of $49.8 million

TAIPEI, Taiwan, September 8, 2005 – GigaMedia Limited (“GigaMedia” or the “Company”) (NASDAQ: GIGM) announced today its fifth consecutive quarter of profitability, with second-quarter 2005 consolidated net income of $1.2 million, up 119 percent from the same period of 2004 and an increase of 20 percent over the first quarter of 2005.

The increase in the Company’s consolidated net profit was driven by strong performance in GigaMedia’s entertainment software business, but limited by a loss in the Company’s music distribution unit, which faced continuing operating pressures.

““The second quarter was solid: we delivered good earnings growth despite substantial losses in our music distribution business,” stated Chief Executive Officer Arthur Wang. “Moreover, we strengthened the foundation of the new GigaMedia: investing in our online entertainment software business, releasing new products and scaling up our platform.”

[1]	EBITDA (earnings before interest, taxes, depreciation, amortization and minority interests) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). See “Use of Non-GAAP Measures” for more details.

“We remain very excited about the opportunities for our entertainment software unit,” stated CEO Wang. “We are building for strong growth and expansion in the international markets.”

In light of the challenges facing the music retail sector, the Company has decided to explore the sale of its music distribution business and has entered formal discussions with potential purchasers.

Consolidated Financial Results

GIGAMEDIA 2Q05 CONSOLIDATED FINANCIAL RESULTS

(unaudited, in US$ thousands)	2Q05	2Q04	Change (%)	2Q05	1Q05	Change (%)
Revenues	21,946	23,958	-8	21,946	25,576	-14
Operating Income (Loss)	434	410	6	434	310	40
Net Income (Loss)	1,222	559	119	1,222	1,022	20
EBITDA(A)	2,774	2,827	-2	2,774	2,545	9
Cash, Cash Equivalents and Marketable Securities-Current	49,837	37,709	32	49,837	46,510	7

(A)	EBITDA (earnings before interest, taxes, depreciation, amortization and minority interests) is provided as a supplement to results provided in accordance with GAAP. (See, “Use of Non-GAAP Measures,” for more details.)

Consolidated revenues for the second quarter of 2005 were $21.9 million, an 8 percent decrease from consolidated revenues of $24.0 million for the corresponding period in 2004 and a 14 percent decrease compared to consolidated revenues of $25.6 million for the preceding quarter. Year-over-year and quarter-over-quarter decreases in consolidated revenues were largely due to declining contributions from GigaMedia’s music distribution business, which more than offset increased contributions from the Company’s entertainment software business.

Consolidated net income for the second quarter of 2005 was $1.2 million, a 119 percent increase from consolidated net income of $559 thousand for the same period in 2004 and an increase of $200 thousand, or 20 percent, from consolidated net income of $1.0 million for the preceding quarter. Driving the year-over-year increase in consolidated net income were contributions from the Company’s entertainment software business. The sequential increase in consolidated net income was primarily due to improved performance in GigaMedia’s entertainment software business and sale of a minor asset in the Company’s broadband ISP business.

Consolidated EBITDA for the second quarter of 2005 was $2.8 million, relatively flat compared to consolidated EBITDA of $2.8 million for the same period in 2004 and an increase of 9 percent compared to the previous quarter.

Cash, cash equivalents and marketable securities-current at the end of the second quarter of 2005 totaled $49.8 million, an increase of $3.3 million, or 7 percent quarter-over-quarter.

BUSINESS UNIT RESULTS

Entertainment Software Business

(unaudited, in US$ thousands)	2Q05	2Q04	Change (%)	2Q05	1Q05	Change (%)
Revenues (A) (B)	5,200	2,380	118	5,200	4,299	21
Operating Income (Loss) (A) (B)	1,334	293	355	1,334	893	49
Net Income (Loss) Before Minority Interests (A) (B)	1,337	NA	NA	1,337	873	53
Net Income (Loss)	1,392	231	502	1,392	1,170	19

(A)	Includes contributions from UIM as a result of the adoption of FIN 46(R). (See, “About the Numbers in This Release.”)
(B)	Second quarter 2004 results do not include contributions from UIM; therefore, year-over-year results may not be comparable. (See, “About the Numbers in This Release.”)

The Company’s entertainment software business unit generated strong profitability in the second quarter from its traditional online gaming software business base and a growing poker software business. Launch of several new games and new functionalities seeking to enhance the overall gaming experience drove the 21 percent quarter-over-quarter increase in revenues. In poker, the Company rolled-out its multi-table tournament poker software and continued to scale-up to meet growing market demand.

Excluding revenues consolidated due to the requirements of FIN 46(R), GigaMedia’s revenues from the entertainment software business were $3.1 million during the second quarter of 2005. This represented an increase of 10 percent from those of the first quarter of 2005, which totaled $2.8 million.

Net income for the second quarter of 2005 for the entertainment software business was $1.4 million, a 19 percent increase compared to $1.2 million recorded during the first quarter of 2005.

Broadband ISP Business

(unaudited, in US$ thousands)	2Q05	2Q04	Change (%)	2Q05	1Q05	Change (%)
Revenues (A)	5,754	5,614	3	5,754	5,751	0
Operating Income (Loss) (A)	433	409	6	433	342	27
Net Income (Loss) (A)	921	930	-1	921	558	65

(A)	In quarterly and annual releases before the third quarter of 2004, GigaMedia included corporate headquarters expenses and certain other items in the broadband ISP business unit results. In the table above, all such amounts have been excluded for the current and past periods. All numbers are presented on a consistent basis.

In the second quarter, the Company’s broadband ISP delivered solid performance. The corporate broadband ISP business continued to capitalize on growing bandwidth demand, leading to improved performance from the business unit during the second quarter. Revenues in the corporate broadband ISP business for the second quarter of 2005 were $1.8 million, representing 32 percent of total revenues in the Company’s broadband ISP business and a 14 percent increase compared to revenues recorded in the corporate broadband ISP business during the previous quarter.

The consumer broadband ISP business faced strong competitive pressures during the second quarter, resulting in a 5 percent quarter-over-quarter decrease in total revenues. The number of subscribers in the consumer broadband ISP business during the second quarter decreased to approximately 90,000, with blended average revenue per subscriber down slightly compared to the first quarter of 2005 at approximately $12.60 per month.

Net income was $921 thousand in the second quarter of 2005, versus net income of $558 thousand for the first quarter of 2005. The sequential increase in net income was primarily a result of income recorded in connection with the previously announced sale of the Company’s gigigaga.com.tw web site, which amounted to approximately $670 thousand.

Music Distribution Business

(unaudited, in US$ thousands)	2Q05	2Q04	Change (%)	2Q05	1Q05	Change (%)
Revenues	11,012	16,367	-33	11,012	15,547	-29
Operating Income (Loss)	(655)	(153)	NA	(655)	(147)	NA
Net Income (Loss) Before Minority Interests (A)	(673)	3	NA	(673)	49	NA
Net Income (Loss)	(394)	2	NA	(394)	29	NA

(A)	Minority shareholders own a 41.42 percent interest in G-music.

During the second quarter of 2005, the Company’s music distribution business continued to be heavily impacted by a secular downtrend in the recorded music distribution market. In addition, revenues during the period declined as a result of a traditional seasonal downturn in recorded music sales. The Company closed two underperforming stores during the period and has shifted nine stores to a combined space format in which stores share space with popular entertainment and service businesses targeting similar clientele – all to lower fixed costs.

The significant decline in revenues during the second quarter of 2005 led to a net loss for the Company’s music distribution business during the period of $394 thousand, a decrease of $423 thousand compared to net income of $29 thousand in the previous quarter and a decline of $396 thousand from net income of $2 thousand in the same period of 2004.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of September 8, 2005. Given potential changes in economic conditions and consumer spending, fluctuations in Taiwan’s recorded music market, the evolving nature of broadband and online entertainment software, and various other risk factors, including those discussed in the Company’s 2004 Annual Report or 20-F filing with the U.S. Securities and Exchange Commission referenced below, actual results may differ materially.

Management expects the online entertainment market to remain strong in 2005, with attractive global growth and acquisition opportunities in both traditional online games and online poker software presenting excellent opportunities for the Company’s entertainment software business. The third quarter is traditionally a period of decreased Internet activity, resulting in an approximate 20-30 percent decline in revenues in the entertainment software business from winter months. However, management expects growth from new online game offerings and online poker software will largely offset the impact of seasonality on third quarter revenues for the entertainment software business.

The music distribution business expects soft sales in the third quarter resulting from both seasonality and the ongoing decline in overall market sales of recorded music. Management also expects strong competition for subscribers in the broadband ISP business to continue.

Use of Non-GAAP Measures

Management believes that EBITDA (earnings before interest, taxes, depreciation, amortization and minority interests) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A reconciliation to the GAAP equivalent of the non–GAAP measure is provided on the attached unaudited financial statements.

About the Numbers in This Release

All figures referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, and are presented in U.S. dollars.

GigaMedia’s segmental financial results are based on the Company’s method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the U.S. Consolidated financial results of the Company for the second quarter of 2005 may differ from totals of the Company’s segmental financial results for the same period due to (1) certain inter-company eliminations and (2) the impact of the Company’s corporate headquarters and certain non-operating subsidiaries of GigaMedia on the Company’s consolidated financial results. In quarterly and annual releases before the third quarter of 2004, GigaMedia included corporate headquarters expenses and certain other items in the broadband ISP business unit results. All such amounts have been excluded in this press release for the current and past periods. All numbers pertaining to the broadband ISP business are presented on a consistent basis.

During the fourth quarter of 2004, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46, Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”), as revised by the subsequent amendment, FIN 46(R). The provisions of FIN 46(R) require consolidation by the primary beneficiary of variable interest entities, as that term is defined in FIN 46(R). The Company has conducted a review of existing contracts for our variable interest parties and determined that it was a primary beneficiary of Ultra Internet Media (“UIM”), a licensee of GigaMedia’s entertainment software developer CES. Accordingly, the Company has incorporated the results of UIM into the Company’s consolidated financial statements, resulting in certain adjustments to GigaMedia’s consolidated financial results and the financial results of the Company’s entertainment software business recorded during the second and third quarters of 2004. All such adjustments were recorded during the fourth quarter of 2004 as part of the Company’s year-end adjustments. As a result, financial results for the second quarter of 2005 and previous periods may not be comparable. All results referred to in this press release, unless otherwise indicated, reflect the Company’s adoption of FIN 46(R).

Conference Call and Webcast

GigaMedia will hold a conference call at 8:30 p.m. Taipei/Hong Kong Time on September 8, 2005, which is 8:30 a.m. Eastern Daylight Time on September 8, 2005 in

the U.S., to discuss the Company’s second-quarter performance. Individual investors can listen to a webcast of the call at http://ir.giga.net.tw, through CCBN’s individual investor center at www.fulldisclosure.com, or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com). The webcast will be available for replay.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of broadband and entertainment services, with headquarters in Taipei, Taiwan. The Company develops software for online entertainment services, including the global online gaming market. GigaMedia also operates a major Taiwanese broadband ISP, which provides Internet access service with multiple delivery technologies to consumers. GigaMedia’s subsidiary KBT provides broadband services to corporate subscribers in Taiwan. The Company also operates Taiwan’s two largest music store chains, Rose Records and Tachung Records, through its subsidiary G-Music. More information on GigaMedia can be obtained from http://ir.giga.net.tw.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2005.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended
	6/30/2005	3/31/2005	6/30/2004
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues

Access revenues	5,659,301	5,613,319	5,227,648
Sales/rental	10,654,160	15,039,497	15,887,330
Software licensing & online entertainment revenues	5,200,375	4,299,116	2,380,414
Promotional and advertising revenues	225,943	385,243	379,533
Subscription revenues	44,831	53,458	65,154
Other revenues	160,930	185,700	18,191

Total operating revenues	21,945,540	25,576,333	23,958,270

Costs and expenses
Operating costs	4,384,590	4,519,565	3,965,730
Cost of sales/rental/installation	8,619,610	12,089,838	13,177,661
Product development & engineering expenses	872,362	906,347	298,684
Selling and marketing expenses	4,700,114	5,021,897	3,533,002
General and administrative expenses	2,674,073	2,618,701	2,572,960
Other costs	120,180	117,294	0
Bad debt expenses	140,368	(7,720)	0

Total costs and expenses	21,511,297	25,265,922	23,548,037

Income (Loss) from operations	434,243	310,411	410,233

Non-operating income (expense)
Interest income	35,099	22,945	36,861
Foreign exchange gain (loss) - net	(15,308)	(140,060)	78,511
Gain (loss) on sales of marketable securities	3,578	385,803	107
Gain (loss) on disposal of property, plant & eqpmt.	15,854	0	(17,770)
Interest expense	(2,322)	(2,340)	(1,353)
Other non-operating income (expense)	569,232	201,914	113,293

Non-operating income (expense)	606,133	468,262	209,649

Income tax expense	151,730	33,405	59,596
Minority interest income (loss)	(333,516)	(276,971)	1,213

Net income (loss)	1,222,162	1,022,239	559,073

Net income (loss) per common share	0.02	0.02	0.01

Average shares outstanding	50,279,730	50,215,107	50,154,000

Reconciliation of Net Income to EBITDA

Net income (loss)	1,222,162	1,022,239	559,073
Minority interest income (loss)	(333,516)	(276,971)	1,213
Depreciation	1,156,467	1,185,120	1,217,950
Amortization	609,995	601,809	1,025,138
Interest (income) expense	(32,777)	(20,605)	(35,508)
Tax	151,730	33,405	59,596

EBITDA	2,774,061	2,544,997	2,827,462

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEET

	6/30/2005	3/31/2005	6/30/2004
	unaudited	audited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	9,149,463	8,542,246	9,934,588
Marketable securities - current	40,687,074	37,968,174	27,774,521
Notes and accounts receivable - net	5,850,680	6,146,353	6,792,321
Inventories - net	8,484,697	10,880,450	6,313,834
Prepaid expenses	846,401	861,098	807,489
Restricted cash	1,494,844	1,507,601	328,791
Other current assets	2,131,626	2,391,713	1,526,984

Total current assets	68,644,785	68,297,635	53,478,528

Marketable securities - noncurrent	2,202,752	2,262,411	9,714,882
Property, plant & equipment - net	13,779,486	14,367,783	14,989,899
Goodwill	29,607,283	29,607,283	15,992,681
Intangible assets - net	7,937,739	8,168,596	20,331,605
Other assets	2,191,084	2,456,637	3,401,511

Total assets	124,363,129	125,160,345	117,909,106

Liabilities & shareholders’ equity
Short-term loans	920,304	0	0
Notes and accounts payable	10,986,662	13,699,163	15,762,462
Accrued compensation	1,199,158	696,476	1,473,434
Accrued expenses	3,478,339	3,907,666	3,165,645
Other current liabilities	4,065,382	4,317,327	3,033,221

Total current liabilities	20,649,845	22,620,632	23,434,762
Other liabilities	2,862,337	2,597,645	2,018,199

Total liabilities	23,512,182	25,218,277	25,452,961

Minority interests	3,668,474	4,009,772	3,152,372

Shareholders’ equity	97,182,473	95,932,296	89,303,773

Total liabilities & shareholders’ equity	124,363,129	125,160,345	117,909,106